UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

FORM 8-K

CURRENT REPORT

PURSUANT TO SECTION 13 OR 15(d)

OF THE SECURITIES EXCHANGE ACT OF 1934

Date of Report (Date of earliest event reported): August 4, 2019

GANNETT CO., INC.

(Exact name of registrant as specified in its charter)

Delaware	1-36874	47-2390983
(State or other jurisdiction of incorporation)	(Commission File Number)	(IRS Employer Identification No.)

7950 Jones Branch Drive, McLean, Virginia	22107-0910
(Address of principal executive offices)	(Zip Code)

(703) 854-6000

(Registrant’s telephone number, including area code)

Not Applicable

(Former name or former address, if changed since last report.)

Check the appropriate box below if the Form 8-K filing is intended to simultaneously satisfy the filing obligation of the registrant under any of the following provisions:

☒	Written communications pursuant to Rule 425 under the Securities Act (17 CFR 230.425)

☐	Soliciting material pursuant to Rule 14a-12 under the Exchange Act (17 CFR 240.14a-12)

☐	Pre-commencement communications pursuant to Rule 14d-2(b) under the Exchange Act (17 CFR 240.14d-2(b))

☐	Pre-commencement communications pursuant to Rule 13e-4(c) under the Exchange Act (17 CFR 240.13e-4(c))

Securities registered pursuant to Section 12(b) of the Act:

Title of each class:	Trading Symbol(s)	Name of each exchange on which registered:
Common Stock, par value $0.01 per share	GCI	New York Stock Exchange (NYSE)

Indicate by check mark whether the registrant is an emerging growth company as defined in Rule 405 of the Securities Act of 1933 (§230.405 of this chapter) or Rule 12b-2 of the Securities Exchange Act of 1934 (§240.12b-2 of this chapter).

Emerging growth company  ☐

If an emerging growth company, indicate by check mark if the registrant has elected not to use the extended transition period for complying with any new or revised financial accounting standards provided pursuant to Section 13(a) of the Exchange Act.  ☐

Item 1.01	Entry into a Material Definitive Agreement.

On August 5, 2019, Gannett Co., Inc., a Delaware corporation (“Gannett” or the “Company”), New Media Investment Group Inc., a Delaware corporation (“New Media”), Arctic Holdings LLC, a Delaware limited liability company and wholly owned subsidiary of New Media (“Intermediate HoldCo”), and Arctic Acquisition Corp., a Delaware corporation and wholly owned subsidiary of Intermediate Holdco (“Merger Sub”), entered into an Agreement and Plan of Merger (the “Merger Agreement”), pursuant to which, subject to the terms and conditions of the Merger Agreement, Merger Sub will merge with and into Gannett (the “Merger”), with Gannett surviving the Merger as a wholly owned subsidiary of Intermediate Holdco and an indirect wholly owned subsidiary of New Media.

The respective boards of directors of Gannett and New Media have unanimously approved the Merger Agreement and the consummation of the Merger and the other transactions contemplated thereby.

Merger Consideration and Treatment of Equity Awards

Subject to the terms and conditions of the Merger Agreement, at the effective time of the Merger (the “Effective Time”), each share of common stock, par value $0.01 per share, of Gannett (“Gannett Common Stock”) issued and outstanding immediately prior to the Effective Time (other than Gannett Common Stock held by Gannett as treasury shares, held by New Media or any of its subsidiaries or held by stockholders who have validly exercised their dissenters’ rights in accordance with Delaware law) shall be converted automatically into (a) 0.5427 of a fully paid and nonassessable share of common stock, par value $0.01 per share, of New Media (“New Media Common Stock”) and (b) the right to receive $6.25 in cash, without interest, plus cash in lieu of any fractional shares of New Media Common Stock that otherwise would have been issued (collectively, the “Merger Consideration”). The exchange ratio for the stock component of the consideration was fixed as of the signing of the Merger Agreement, and therefore the value of the stock consideration will fluctuate prior to the closing of the Merger (the “Closing”) with changes in New Media’s stock price. Immediately following the Effective Time, holders of New Media Common Stock will own approximately 50.5% of the outstanding shares of New Media and holders of Gannett Common Stock will own approximately 49.5% of the outstanding shares of New Media.

Pursuant to the Merger Agreement, at the Effective Time, (a) Gannett stock options shall be cashed out based on the cash value of the Merger Consideration, less the applicable option exercise price, (b) Gannett restricted stock units shall be converted into New Media restricted stock units based on the value of the Merger Consideration, which will generally be subject to the same terms and conditions as applied to the original Gannett award, except that Gannett restricted stock units held by non-employee directors of Gannett shall be converted into the Merger Consideration, (c) Gannett performance shares shall be converted into New Media time-based restricted stock units based on the value of the Merger Consideration and assuming achievement of applicable performance goals in accordance with the terms of the Merger Agreement, which will generally be subject to the same terms and conditions as applied to the original Gannett award (other than performance-based vesting conditions), (d) Gannett restricted stock awards shall be converted into the Merger Consideration and (e) Gannett phantom share units shall be converted into equivalent New Media phantom share units, which will generally be subject to the same terms and conditions as the original Gannett award.

Financing

New Media entered into a commitment letter (the “Commitment Letter”), dated as of August 5, 2019, with Apollo Capital Management, L.P. (“Apollo”), pursuant to which Apollo has committed to provide, subject to the terms and conditions of the Commitment Letter, a senior secured term loan facility in an aggregate principal amount of $1.792 billion. The Merger Agreement includes certain customary financing covenants, which require New Media to use its reasonable best efforts to consummate the financing. Obtaining the financing is not a condition to Closing.

A&R Management Agreement

In connection with entering into the Merger Agreement, New Media and FIG LLC, a Delaware limited liability company (“Fortress”), have entered into an Amended and Restated Management and Advisory Agreement, dated as of August 5, 2019 (the “A&R Management Agreement”), pursuant to which, among other things, management of New Media will be internalized by December 31, 2021, and the incentive compensation fee payable to Fortress is reduced for the remaining period. Pursuant to the Merger Agreement, New Media has agreed not to amend, restate or otherwise modify, or offer or commit to amend, restate or otherwise modify, the A&R Management Agreement between the date of the Merger Agreement and the Effective Time without the prior written consent of Gannett.

Governance Matters

The parties have agreed to certain post-closing governance matters in the Merger Agreement. Among other things, the Merger Agreement provides that, at the Effective Time, the board of directors of New Media will consist of nine directors, including five independent members of the board of directors of New Media, three independent members of the board of directors of Gannett and the chief executive officer (“CEO”) of New Media. New Media currently has three independent directors and is in the process of identifying two additional directors to serve on its board of directors.

In addition, the Merger Agreement provides that (a) at the Effective Time, the existing New Media CEO will continue to serve as the CEO of New Media and the existing Gannett CEO as of the date of the Merger Agreement will serve as the CEO of all of New Media’s operating subsidiaries (provided that such person is serving as the CEO of Gannett immediately prior to the Effective Time) and (b) at or prior to the Effective Time, the board of directors of New Media will create a committee whose responsibilities will be to assist the board of directors in achieving New Media’s digital transformation (the “Transformation Committee”). The Transformation Committee will consist of four directors, including two independent members of the board of directors of New Media and two independent members of the board of directors of Gannett.

The Merger Agreement also provides that New Media’s operating subsidiaries will operate under the “Gannett” brand as of or within a reasonable time following the Effective Time, and that from and after the Effective Time, Gannett’s headquarters in McLean, Virginia will serve as the headquarters of the combined company.

No Solicitation; Change of Recommendation

The Merger Agreement provides that, during the period from the date of the Merger Agreement until the Effective Time, each of Gannett and New Media will be subject to certain restrictions on its ability to solicit, initiate or knowingly encourage or knowingly facilitate alternative acquisition proposals from third parties, to provide non-public information to third parties in connection with alternative acquisition proposals and to engage in discussions with third parties regarding alternative acquisition proposals, subject to customary exceptions. In addition, the boards of directors of each of Gannett and New Media have committed to recommend that their respective stockholders adopt or approve the Merger Agreement, as applicable, subject to customary exceptions permitting a change of recommendation in certain circumstances.

Representations and Warranties; Other Covenants

Gannett and New Media each made certain customary representations and warranties in the Merger Agreement. In addition to the covenants described above, each of Gannett and New Media have also agreed to various other covenants, including, among other things, covenants to conduct their respective businesses in the ordinary course during the period between the execution of the Merger Agreement and consummation of the Merger, to comply with certain other operating covenants and to use their respective reasonable best efforts to consummate the Merger, including using reasonable best efforts to secure required regulatory clearances.

Conditions

Consummation of the Merger is subject to certain closing conditions, including, among other things, (i) the adoption of the Merger Agreement by holders of a majority of the outstanding shares of Gannett Common Stock and the approval of the transactions contemplated by the Merger Agreement (including the issuance of shares in the Merger) by the holders of a majority of the outstanding shares of New Media Common Stock (disregarding any votes cast by Fortress and its affiliates), (ii) the absence of any law, injunction or order prohibiting the Merger, (iii) the receipt of required regulatory clearances, including the expiration or termination of the applicable waiting period (and any extension thereof) under the Hart-Scott-Rodino Antitrust Improvements Act of 1976, as amended, and obtaining the necessary clearance from the European Commission, (iv) the effectiveness of the Registration Statement on Form S-4 to be filed by New Media pursuant to which the shares of New Media Common Stock to be issued in connection with the Merger will be registered with the Securities and Exchange Commission (the “SEC”), (v) listing approval for shares of Company Common Stock to be issued in connection with the Merger on the NYSE and (vi) there being no changes made to the A&R Management Agreement following the execution of the Merger Agreement. The obligation of each of Gannett and New Media to consummate the Merger is also conditioned upon the other party’s representations and warranties being true and correct (subject to certain materiality qualifications), and the other party having performed in all material respects its obligations under the Merger Agreement.

Termination

The Merger Agreement contains certain termination rights for each of Gannett and New Media, including, among others, the right to terminate the Merger Agreement (i) if the consummation of the Merger does not occur on or before February 5, 2020, subject to an automatic extension to May 5, 2020, if required regulatory clearances have not been obtained but all other closing conditions have been satisfied (or are capable of being satisfied) at such time, (ii) if either party fails to obtain the requisite approval of its stockholders, (iii) subject to certain conditions, to enter into a definitive agreement with respect to a “Company Superior Proposal” or a “Parent Superior Proposal” (as such terms are defined in the Merger Agreement), as applicable, prior to the receipt of the approval of its stockholders, or (iv) if, prior to the receipt of the approval of the other party’s stockholders, the other party’s board of directors has changed its recommendation that its stockholders (a) in the case of Gannett, adopt the Merger Agreement, and (b) in the case of New Media, approve the transactions contemplated by the Merger Agreement.

Upon termination of the Merger Agreement under specified circumstances, including, among others, termination by Gannett to enter into a definitive agreement with respect to a Company Superior Proposal or termination by New Media as a result of a change of recommendation by Gannett’s board of directors, Gannett is required to pay New Media a termination fee equal to $45 million in cash. New Media is required to pay Gannett a termination fee equal to $28 million in cash in reciprocal circumstances.

The foregoing description of the Merger Agreement and the transactions contemplated thereby is not complete and is subject to and qualified in its entirety by reference to the Merger Agreement, a copy of which is attached hereto as Exhibit 2.1 and the terms of which are incorporated herein by reference. The Merger Agreement has been included with this filing only to provide investors with information regarding its terms. It is not intended to provide any other factual information about New Media, Gannett or their respective subsidiaries or affiliates. The representations, warranties and covenants contained in the Merger Agreement were made solely for purposes of the Merger Agreement and as of specific dates, were solely for the benefit of the parties to the Merger Agreement, may be subject to limitations agreed upon by the contracting parties, including being qualified by confidential disclosures made for the purposes of allocating contractual risk between the parties to the Merger Agreement instead of establishing these matters as facts, and may be subject to standards of materiality applicable to the contracting parties that differ from those applicable to investors. Investors are not third-party beneficiaries under the Merger Agreement and should not rely on the representations, warranties and covenants or any descriptions thereof as characterizations of the actual state of facts or condition of the parties thereto or any of their respective subsidiaries or affiliates. Moreover, information concerning the subject matter of representations and warranties may change after the date of the Merger Agreement, which subsequent information may or may not be fully reflected in the Company’s or Gannett’s public disclosures.

Item 5.02	Departure of Directors or Certain Officers; Election of Directors; Appointment of Certain Officers; Compensatory Arrangements of Certain Officers.

On August 4, 2019, the Company appointed Paul J. Bascobert as its President and Chief Executive Officer and to its Board of Directors (the “Board”), each effective as of August 5, 2019 (the “Employment Commencement Date”). Mr. Bascobert, age 55, was previously the President of XO Group Inc. from 2016 until its sale to Permira Funds in 2019. Prior to XO Group Inc., Mr. Bascobert led sales, service and marketing for the Local Businesses segment at Yodle Inc. from 2014 until 2016. Before that, he spent four years at Bloomberg LP as President of Bloomberg Businessweek from 2010 until 2014, in addition to serving as Chief Operating Officer of Bloomberg LP’s Media

Group from 2011 to 2014 and Chief Revenue Officer from 2013 until 2014. Mr. Bascobert joined Bloomberg LP from Dow Jones & Co. where he was Senior Vice President of Operations from 2006 until 2007 and Chief Marketing Officer from 2007 until 2009. Mr. Bascobert began his career as an engineer with General Motors and Whirlpool Corporation. Mr. Bascobert holds a B.S. in electrical engineering from Kettering University and an MBA in finance from The Wharton School of the University of Pennsylvania.

In connection with his appointment, the Board approved, and Mr. Bascobert and the Company entered into, an Offer Letter of Employment dated August 4, 2019 (the “Offer Letter”). Pursuant to the Offer Letter, Mr. Bascobert will be paid an annual base salary of $725,000, he will be eligible to receive a target annual cash performance bonus equal to 100% of his base salary and, for the Company’s 2020 fiscal year, he will receive long-term equity awards with a grant date target value equal to 430% of his base salary (the “2020 Annual Equity Award”). For 2019, Mr. Bascobert will receive his target annual cash bonus. Mr. Bascobert will also receive a sign-on bonus of $600,000 within 10 days following the Employment Commencement Date. The sign-on bonus is subject to repayment if, prior to December 31, 2020, Mr. Bascobert’s employment is terminated by the Company for cause, he voluntarily terminates employment prior to a Change in Control Transaction (as defined in the Offer Letter) or, following a Change in Control Transaction, he voluntarily terminates employment without Limited Good Reason (as defined in the Offer Letter and as described below).

The Offer Letter further provides that, no later than 60 days following the Employment Commencement Date, Mr. Bascobert will be granted an initial equity award covering a target number of shares of Gannett Common Stock equal to $3,900,000 divided by the average per-share closing price of Gannett Common Stock for the 20 trading days prior to the date of grant (the “Initial Equity Award”). 40% of the Initial Equity Award will be granted in the form of time-based restricted stock units (the “Initial RSUs”) and 60% of the Initial Equity Award will be granted in the form of performance-based share awards (the “Initial PSAs”). The performance conditions applicable to the Initial PSAs will be determined by the Board in its discretion, and the Initial PSAs and Initial RSUs will otherwise generally be subject to the standard terms and conditions applicable to equity incentive awards granted to senior executives of the Company.

In the event of Mr. Bascobert’s death, disability or termination of employment by the Company without cause (each, a “Qualifying Termination”), in each case, other than within two years following a Change in Control Transaction, the Initial Equity Awards will vest on a prorated basis, with the Initial PSAs vesting at the target level of performance. In the event of a Qualifying Termination or a termination of employment by Mr. Bascobert for Limited Good Reason, in either case, within two years following a Change in Control Transaction, the Initial Equity Awards will vest in full, with the Initial PSAs vesting at the target level of performance.

The Offer Letter further provides that Mr. Bascobert will participate in the Company’s Executive Severance Plan and the Company’s 2015 Change in Control Severance Plan (the “Change in Control Severance Plan”). For purposes of the foregoing plans, Mr. Bascobert’s severance multiplier will be two (2).

The Offer Letter amends the definitions of “good reason” applicable to Mr. Bascobert under the Change in Control Severance Plan and the Company’s 2015 Omnibus Incentive Plan and awards granted to him thereunder (collectively, the “Change in Control Arrangements”). For purposes of the Change in Control Arrangements, the definitions of “good reason” will continue to apply to Mr. Bascobert except to the extent modified as follows (as modified, “Limited Good Reason”): (a) unless fully corrected prior to the date of a termination of employment in accordance with the terms of the Change in Control Arrangements, Mr. Bascobert will have “good reason” to the extent that, following such transaction and without his written consent, (i) he does not report to either of the chief executive officer or the board of directors of the successor parent of the Company or (ii) his title does not remain Chief Executive Officer of the Company (or any entity with which the Company is merged, whether or not the Company survives); (b) his principal place of employment and residence will be deemed to be the Company’s offices in New York, New York; (c) he will not have “good reason” to the extent that his duties, authorities or responsibilities are diminished (i) solely as a result of no longer serving as the chief executive officer of a public company or (ii) by reason of diminishment of his non-operational duties, authorities or responsibilities as in effect prior to the Change in Control Transaction; and (d) he will be eligible to receive the severance benefits under the Change in Control Severance Plan in accordance with its terms (with “good reason” as modified in the Offer Letter) commencing on the date the Company consummates a Change in Control Transaction and ending on the later to occur of (i) the date that is two years following the such date and (ii) the second anniversary of the date of grant of the 2020 Annual Equity Award.

The Offer Letter further provides that, if a Change in Control Transaction occurs prior to the grant of the 2020 Annual Equity Award and Mr. Bascobert experiences a Qualifying Termination or resigns for Limited Good Reason, then the 2020 Annual Equity Award will vest on a prorated basis, with performance-based awards vesting at the target level of performance. If any other executive of the Company is entitled to vest in a greater percentage of a 2020 annual equity award than on a prorated basis in the event of a same or similar post-Change in Control Transaction termination event, then Mr. Bascobert will receive such more favorable vesting treatment. To the extent a Change in Control Transaction occurs following the date of grant of the 2020 Annual Equity Award, and in 2022, Mr. Bascobert experiences a Qualifying Termination or resigns for Limited Good Reason, then the 2020 Annual Equity Award will vest in full, with performance-based awards vesting at the target level of performance.

There was no other arrangement or understanding pursuant to which Mr. Bascobert was selected as an officer of the Company. There are no family relationships between Mr. Bascobert and any director or executive officer of the Company, or any person chosen by the Company to become a director or executive officer. There are no related party transactions in respect of the Company of the kind described in Item 404(a) of Regulation S-K in which Mr. Bascobert was a participant.

The foregoing description of the Offer Letter is not complete and is subject to and qualified in its entirety by reference to the Offer Letter, a copy of which is attached hereto as Exhibit 10.1 and the terms of which are incorporated herein by reference.

Item 8.01	Other Events.

On August 5, 2019, Gannett issued (i) a joint press release with New Media announcing the execution of the Merger Agreement, a copy of which is attached hereto as Exhibit 99.1 and is incorporated herein by reference, (ii) a press release announcing the appointment of Paul J. Bascobert as President and Chief Executive Officer and as a director of Gannett, a copy of which is attached hereto as Exhibit 99.2 and is incorporated herein by reference, and (iii) a joint investor presentation with New Media regarding the Merger, a copy of which is attached hereto as Exhibit 99.3 and is incorporated herein by reference.

Item 9.01	Financial Statements and Exhibits.

(d)    Exhibits

Exhibit No.	Description

2.1	Agreement and Plan of Merger, dated as of August 5, 2019, by and among Gannett Co., Inc., New Media Investment Group Inc., Arctic Holdings LLC, and Arctic Acquisition Corp.*

10.1	Offer Letter of Employment, dated August 4, 2019, by and between Gannett Co., Inc. and Paul J. Bascobert

99.1	Press Release of Gannett Co., Inc. and New Media Investment Group Inc. announcing the Merger Agreement, dated August 5, 2019

99.2	Press Release of Gannett Co., Inc. announcing the appointment of Paul J. Bascobert as President and Chief Executive Officer and as a director of Gannett Co., Inc., dated August 5, 2019

99.3	Investor Presentation of Gannett Co., Inc. and New Media Investment Group Inc., dated August 5, 2019

*

The schedules and exhibits to the Agreement and Plan of Merger have been omitted from this filing pursuant to Item 601(b)(2) of Regulation S-K. Gannett will furnish copies of such schedules to the Securities and Exchange Commission upon request.

No Offer or Solicitation

This communication is neither an offer to sell, nor a solicitation of an offer to buy any securities, the solicitation of any vote or approval in any jurisdiction pursuant to or in connection with the proposed transaction or otherwise, nor shall there be any sale, issuance or transfer of securities in any jurisdiction in contravention of applicable law. No offer of securities shall be made except by means of a prospectus meeting the requirements of Section 10 of the Securities Act of 1933, as amended, and otherwise in accordance with applicable law.

Cautionary Statement Regarding Forward-Looking Statements

Certain statements in this communication may constitute forward-looking statements within the meaning of the Private Securities Litigation Reform Act of 1995 that reflect Gannett’s and New Media’s current views regarding, among other things, the proposed transaction between Gannett and New Media, the expected timetable for completing the proposed transaction, the benefits and synergies of the proposed transaction and future opportunities for the combined company, as well as other statements that are other than historical fact. Words such as “anticipate(s),” “expect(s),” “intend(s),” “plan(s),” “target(s),” “project(s),” “believe(s),” “will,” “aim(s),” “would,” “seek(s),” “estimate(s)” and similar expressions are intended to identify such forward-looking statements.

Forward-looking statements are based on Gannett’s current expectations and beliefs and are subject to a number of known and unknown risks, uncertainties and other factors that could lead to actual results materially different from those described in the forward-looking statements. Gannett cannot give any assurance that its expectations will be attained. The actual results, liquidity and financial condition may differ from the anticipated results, liquidity and financial condition indicated in these forward-looking statements. These forward-looking statements are not a guarantee of future performance and involve risks and uncertainties, and there are certain important factors that could cause actual results to differ, possibly materially from expectations or estimates reflected in such forward-looking statements, including, among others:

•	the parties’ ability to consummate the proposed transaction and to meet expectations regarding the timing and completion of the proposed transaction;

•

the satisfaction or waiver of the conditions to the completion of the proposed transaction, including the receipt of the required approval of Gannett’s stockholders and New Media’s stockholders with respect to the proposed transaction and the receipt of regulatory clearances required to consummate the proposed transaction, in each case, on the terms expected or on the anticipated schedule;

•	the risk that the parties may be unable to achieve the anticipated benefits of the proposed transaction, including synergies and operating efficiencies, within the expected time-frames or at all;

•

the risk that the committed financing necessary for the consummation of the proposed transaction is unavailable at the closing, and that any replacement financing may not be available on similar terms, or at all;

•	the risk that the businesses will not be integrated successfully or that integration may be more difficult, time-consuming or costly than expected;

•

the risk that operating costs, customer loss and business disruption (including, without limitation, difficulties in maintaining relationships with employees, customers, clients or suppliers) may be greater than expected following the proposed transaction;

•	general economic and market conditions;

•	the retention of certain key employees; and

•	the combined company’s ability to grow its digital marketing and business services initiatives, and grow its digital audience and advertiser base.

Additional risk factors that could cause actual results to differ materially from expectations include, but are not limited to, the risks identified by Gannett in its most recent Annual Report on Form 10-K, its Quarterly Reports on Form 10-Q and its Current Reports on Form 8-K. Such forward-looking statements speak only as of the date on which they are made. Except to the extent required by law, Gannett expressly disclaims any obligation to release publicly any updates or revisions to any forward-looking statements contained herein to reflect any change in its expectations with regard thereto or change in events, conditions or circumstances on which any statement is based.

Additional Information and Where to Find It

This communication may be deemed to be solicitation material in respect of the proposed transaction between Gannett and New Media. The proposed transaction will be submitted to Gannett’s stockholders and New Media’s stockholders for their consideration. In connection with the proposed transaction, New Media intends to file with the SEC a registration statement on Form S-4 (the “Registration Statement”), which will include a prospectus with respect to shares of its common stock to be issued in the proposed transaction and a joint proxy statement for New Media’s stockholders and Gannett’s stockholders (the “Joint Proxy Statement”), and each of New Media and Gannett will mail the Joint Proxy Statement to their respective stockholders and file other documents regarding the proposed acquisition with the SEC. Stockholders are urged to read all relevant documents filed with the SEC, including the Registration Statement and the Joint Proxy Statement, as well as any amendments or supplements to these documents, carefully when they become available because they will contain important information about the proposed transaction. The Registration Statement, the Joint Proxy Statement and other relevant materials (when they become available) and any other documents filed or furnished by Gannett or New Media with the SEC may be obtained free of charge at the SEC’s web site, http://www.sec.gov. Copies will also be available at no charge in the “Investor Relations” sections of Gannett’s website, www.gannett.com and New Media’s website, www.newmediainv.com.

Participants in Solicitation

Gannett and New Media and their respective directors and executive officers may be deemed to be participants in the solicitation of proxies from holders of shares of Gannett common stock and holders of shares of New Media common stock in respect of the proposed transaction. Information about the directors and executive officers of Gannett is set forth in the proxy statement for its 2019 Annual Meeting of Stockholders, which was filed with the SEC on March 26, 2019. Information about the directors and executive officers of New Media is set forth in the proxy statement for its 2019 Annual Meeting of Stockholders, which was filed with the SEC on April 12, 2019. Investors may obtain additional information regarding the interest of such participants in the solicitation by reading the Registration Statement and the Joint Proxy Statement (once available). You may obtain free copies of these documents using the sources indicated above.

SIGNATURE

Pursuant to requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned hereunto duly authorized.

Gannett Co., Inc.

Date: August 5, 2019	By:	/s/ Barbara W. Wall
Barbara W. Wall
Interim Chief Operating Officer and Chief Legal Officer